                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A

                                AMENDMENT NO. 5
                                       TO
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         HERBALIFE INTERNATIONAL, INC.
                            (Name of Subject Company)

                           MH MILLENNIUM HOLDINGS LLC
                        MH MILLENNIUM ACQUISITION CORP.
                                  MARK HUGHES
                                    (Bidders)
                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                              426908208 (CLASS A)
                              426908307 (CLASS B)
                      (Cusip Number of Class of Securities)

                           MH MILLENNIUM HOLDINGS LLC
                        MH MILLENNIUM ACQUISITION CORP.
                                  MARK HUGHES
                       C/O HERBALIFE INTERNATIONAL, INC.
                             1800 CENTURY PARK EAST
                             LOS ANGELES, CA 90067
                             ATTN. TIMOTHY GERRITY
                              TEL. (301) 410-9600
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                             ANTHONY T. ILER, ESQ.
                              IRELL & MANELLA LLP
                       333 SOUTH HOPE STREET, SUITE 3300
                             LOS ANGELES, CA 90071
                                 (213) 620-1555

                         (Continued on following pages)
                              (Page 1 of 6 pages)

CUSIP No. 426908208                  14D-1/A                             Page 2
          426908307
================================================================================
    1.      Name of Reporting Persons  MH MILLENNIUM HOLDINGS LLC
            S.S. or I.R.S. Identification Nos. of Above Persons  95-475-8098


--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /
--------------------------------------------------------------------------------
    3.      SEC Use Only
--------------------------------------------------------------------------------
    4.      Sources of Funds

                           Not Applicable
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                           DELAWARE
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                    (1)
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                    (1)
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                           CO
================================================================================

(1) MH Millennium Holdings LLC owns no shares of any class of common stock of the Company. The Mark Hughes Family Trust (the "Trust"), however, which is the sole member of MH Millennium Holdings LLC, as of September 8, 1999 beneficially owned 5,704,331 Class A Shares and 11,258,665 Class B Shares, (including 308,331 Class A Shares and 466,665 Class B Shares which the Trust has a right to acquire within 60 days of the date hereof), representing in the aggregate 55.4% of the outstanding Class A Shares and 59.0% of the outstanding Class B Shares, respectively. Mark Hughes is the sole trustee of The Mark Hughes Family Trust and its beneficiary.

CUSIP No. 426908208                  14D-1/A                              Page 3
          426908307
================================================================================
    1.      Name of Reporting Persons  MH MILLENNIUM ACQUISITION CORP.

            S.S. or I.R.S. Identification Nos. of Above Persons 95 475 7938

--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /
--------------------------------------------------------------------------------
    3.      SEC Use Only
--------------------------------------------------------------------------------
    4.      Sources of Funds

                           SC/BK/OO (subordinated debentures)
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                     NEVADA
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                      (2)
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                      (2)
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                       CO
================================================================================
(2) MH Millennium Acquisition Corp. owns no shares of any class of common stock of the Company. MH Millennium Holdings LLC, however, owns 100% of MH Millennium Acquisition Corp. For further information, see note 1 on page 2 of this Schedule 14D-1.

CUSIP No. 426908208                  14D-1/A                              Page 4
          426908307
================================================================================
    1.      Name of Reporting Persons  Mark Hughes

            S.S. or I.R.S. Identification Nos. of Above Persons

--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /
--------------------------------------------------------------------------------
    3.      SEC Use Only
--------------------------------------------------------------------------------
    4.      Sources of Funds

                           Not Applicable
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                     United States
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                      (3)
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                      (3)
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                       IN
================================================================================
(3) Mr. Hughes, directly or indirectly, is the beneficial owner of 5,704,331 Class A Shares and 11,258,665 Class B Shares, excluding 183,333 Class A Shares and 366,666 Class B Shares owned by the Herbalife Family Foundation (in which Mr. Hughes has no pecuniary interest) and including 308,331 Class A Shares and 466,663 Class B Shares issuable upon exercise of stock options that are exercisable within 60 days of September 1, 1999. The Class A Shares and the Class B Shares beneficially owned by Mr. Hughes or entities controlled by him, calculated in accordance with the SEC's Exchange Act Rule 13d-3, represented 55.4% of the total outstanding Class A Shares and 59.0% of the total outstanding Class B Shares as of September 1, 1999.

         MH Millennium Acquisition Corp., a Nevada corporation (the "Purchaser"), hereby amends and supplements, as set forth in this Amendment
No. 5, its Tender Offer Statement on Schedule 14D-1, filed on September 17, 1999 (as amended, the "Schedule 14D-1"), relating to the offer by the Purchaser to purchase all outstanding shares of Class A common stock and Class B common stock of Herbalife International, Inc., a Nevada corporation. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-1.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         Item 3 of the Schedule 14D-1 is hereby amended as follows:

         The following sentences are inserted after the period in the seventh line from the top of page 5 of the Offer to Purchase in the tenth paragraph under the heading "Special Factors -- Background of the Offer and the Merger":

                  Article III(I) of Herbalife's Amended and Restated Articles of Incorporation provides, in relevant part: "In the event of a merger or consolidation of the corporation with or into another entity . . . the holders of Class B Common Stock shall be entitled to receive the same per share consideration as the per share consideration, if any, received by any holder of the Class A Common Stock in such merger or consolidation." This provision requires that in any merger, the two classes of Herbalife stock must receive the same price.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Item 8 of the Schedule 14D-1 is hereby amended as follows:

         The following two sentences are added to the end of the third paragraph under the heading "Special Factors -- Background of the Offer and the Merger" which appears on page 3 of the Offer to Purchase:

                  Donaldson, Lufkin & Jenrette was the only investment banking firm engaged by Herbalife. Donaldson, Lufkin & Jenrette was not engaged to, and, in view of representations by Mr. Hughes that he was unwilling to sell his Shares to a third party, did not solicit, third party interest in the acquisition of Herbalife or its assets.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         Item 9 of the Schedule 14D-1 is hereby restated to read as follows:

                  The information set forth in "The Tender Offer -- 8. Certain Information Concerning the Purchaser and the Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         Item 10(f) of the Schedule 14D-1 is hereby amended as follows:

         The seventh paragraph under the heading "Special Factors -- Opinion of Financial Advisor to the Special Committee" which appears on page 15 of the Offer to Purchase is replaced in its entirety with the following:

                  Bear Stearns noted that the Continuing Stockholder owns a majority of the Class A Shares and Class B Shares of Herbalife. Bear Stearns also noted that the Continuing Stockholder has represented to Bear Stearns and to the Special Committee that he has no intention of selling any of his Shares. Accordingly, neither Bear Stearns nor the Special Committee solicited, nor was Bear Stearns asked to solicit, third party acquisition interest in Herbalife or its assets in liquidation. Bear Stearns assumed that the representations and warranties made in the Merger Agreement were true and that the Offer and the Merger will be completed in accordance with the terms of the Merger Agreement. The Bear Stearns Opinion is necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of the date at such Opinion.

         The phrase "and no other material assumptions were made" is added after the word "assumptions" and before roman "(i)" in the second sentence of the last paragraph of p. 24 of the Offer to Purchase under the heading "Certain Financial Projections."

         The section entitled "Special Factors -- Position of the Purchaser As to the Fairness of the Offer and the Merger" which appears on pages 19 and 20 of the Offer to Purchase is replaced in its entirety with the following:

         POSITION OF THE PARENT, THE PURCHASER AND MR. HUGHES AS TO THE FAIRNESS OF THE OFFER AND THE MERGER

                  The Parent, the Purchaser and Mr. Hughes have considered the analyses and findings of the Special Committee and the Board of Directors (described in detail in "-- Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger") with respect to the fairness of the Offer and the Merger. As of the date of this Offer to Purchase, the Parent, the Purchaser and Mr. Hughes believe, based in part on the analyses and findings of the Special Committee and the Board of Directors with respect to the fairness of the Merger, that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby are fair to, and are in the best interests of, the Public Stockholders. Neither the Parent, the Purchaser nor Mr. Hughes makes any recommendation as to whether the Public Stockholders should tender their shares in the Offer.

                  The Parent, the Purchaser and Mr. Hughes believe that the Offer and the Merger are procedurally fair to the Public Stockholders of Herbalife based in part on the reasons stated above by the Special Committee.

         The first paragraph under the heading "The Tender Offer -- 2. Acceptance for Payment and Payment for Shares" which appears on page 28 of the Offer to Purchase is replaced in its entirety with the following:

                  2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares which are validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Time. Shares will be accepted as soon as practicable after the later to occur of (i) the Expiration Time, and (ii) the satisfaction or waiver of the conditions set forth in Section 5 regarding Governmental Approvals. Any determination concerning the satisfaction of the terms and conditions of the Offer will be in the reasonable discretion of the Purchaser. See Section 5. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or, subject to the applicable SEC rules, payment for, Shares in order to comply in whole or in part with any applicable law. See Section 12.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
  (a)(1)            Offer to Purchase, dated September 17, 1999.*
  (a)(2)            Letter of Transmittal.*
  (a)(3)            Notice of Guaranteed Delivery.*
  (a)(4) Form of letter, dated September 17, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*
  (a)(5) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.*
  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
  (a)(7)            Summary Advertisement, dated September 17, 1999.*
  (a)(8)            Press Release, dated September 13, 1999.*
  (a)(9)            Intentionally omitted.
  (a)(10)           Press Release, dated September 17, 1999.*
  (a)(11)           Press Release, dated September 28, 1999.*
  (b)(1) Letter from Donaldson, Lufkin & Jenrette Securities Corporation to The Board of Directors and the Special Committee of Herbalife International, Inc., dated September 13, 1999.*
  (c)(1) Agreement and Plan of Merger, dated September 13, 1999, by and among the Company, Mark Hughes, the Mark Hughes Family Trust, the Parent and the Purchaser (included as Annex A to Exhibit (a)(1)).
  (c)(2) The Equity Commitment Letter from Mark Hughes to the Company, dated September 10, 1999.*
  (d)               Not Applicable.
  (e)               Not Applicable.
  (f)               Not Applicable.
  (g)(1)            Complaint in Patricia Lisa and Harbor Finance Partners vs.
                    Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct., September 14, 1999).*
  (g)(2) Complaint in Stuart H. Savett vs. Herbalife International, Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
                    1999).*
  (g)(3)            Complaint in Kenneth Schweitzer vs. Herbalife
                    International, Inc., et al., Case No. BC 216823 (CA Sup. Ct., September 15, 1999).*
  (g)(4)            Complaint in Frances Longstreth vs. Herbalife
                    International, Inc., Case No. BC 216911 (CA Sup. Ct., September 16, 1999).*
  (g)(5)            Complaint in Rae Ellen Plattus vs. Christopher Pair, et
                    al., Case No. BC 216904 (CA Sup. Ct., September 16, 1999).*
  (g)(6) Complaint in Colleen M. Tharp vs. Herbalife International, Inc., Case No. A408158II (NV Dist. Ct., September 14,
                    1999).*
  (g)(7) Complaint in Francis Mcfarlain, IRA vs. Herbalife International, Inc., Case No. A408159I (NV Dist. Ct., September 15, 1999).*
  (g)(8)            Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
                    BC 216932 (CA Sup. Ct., September 17, 1999).*
  (g)(9)            Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    BC216759 (CA Sup. Ct., September 14, 1999).*
  (g)(10)           Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    A408466 (NV Dist. Ct., September 22, 1999).*
--------------
*  Previously filed.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 1999


                                  MH MILLENNIUM HOLDINGS LLC:


                                  By: /s/ MARK HUGHES
                                      ------------------------------------------
                                  Name:  Mark Hughes

                                  Title: Managing Member



                                  MH MILLENNIUM ACQUISITION CORP.:

                                  By:  /s/ MARK HUGHES
                                      ------------------------------------------
                                  Name:  Mark Hughes

                                  Title: President




                                   /s/ MARK HUGHES
                                   ------------------------------------------
                                   MARK HUGHES

                                  EXHIBIT INDEX



EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
  (a)(1)            Offer to Purchase, dated September 17, 1999.*
  (a)(2)            Letter of Transmittal.*
  (a)(3)            Notice of Guaranteed Delivery.*
  (a)(4) Form of letter, dated September 17, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*
  (a)(5) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.*
  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
  (a)(7)            Summary Advertisement, dated September 17, 1999.*
  (a)(8)            Press Release, dated September 13, 1999.*
  (a)(9)            Intentionally omitted.
  (a)(10)           Press Release, dated September 17, 1999.*
  (a)(11)           Press Release, dated September 28, 1999.*
  (b)(1) Letter from Donaldson, Lufkin & Jenrette Securities Corporation to The Board of Directors and the Special Committee of Herbalife International, Inc., dated September 13, 1999.*
  (c)(1) Agreement and Plan of Merger, dated September 13, 1999, by and among the Company, Mark Hughes, the Mark Hughes Family Trust, the Parent and the Purchaser (included as Annex A to Exhibit (a)(1)).
  (c)(2) The Equity Commitment Letter from Mark Hughes to the Company, dated September 10, 1999.*
  (d)               Not Applicable.
  (e)               Not Applicable.
  (f)               Not Applicable.
  (g)(1)            Complaint in Patricia Lisa and Harbor Finance Partners vs.
                    Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct., September 14, 1999).*
  (g)(2) Complaint in Stuart H. Savett vs. Herbalife International, Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
                    1999).*
  (g)(3)            Complaint in Kenneth Schweitzer vs. Herbalife
                    International, Inc., et al., Case No. BC 216823 (CA Sup. Ct., September 15, 1999).*
  (g)(4)            Complaint in Frances Longstreth vs. Herbalife
                    International, Inc., Case No. BC 216911 (CA Sup. Ct., September 16, 1999).*
  (g)(5)            Complaint in Rae Ellen Plattus vs. Christopher Pair, et
                    al., Case No. BC 216904 (CA Sup. Ct., September 16, 1999).*
  (g)(6) Complaint in Colleen M. Tharp vs. Herbalife International, Inc., Case No. A408158II (NV Dist. Ct., September 14,
                    1999).*
  (g)(7) Complaint in Francis Mcfarlain, IRA vs. Herbalife International, Inc., Case No. A408159I (NV Dist. Ct., September 15, 1999).*
  (g)(8)            Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
                    BC 216932 (CA Sup. Ct., September 17, 1999).*
  (g)(9)            Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    BC216759 (CA Sup. Ct., September 14, 1999).*
  (g)(10)           Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    A408466 (NV Dist. Ct., September 22, 1999).*
--------------
 * Previously filed.